SECURITIES AND EXCHANGE COMMISSIONS
                    WASHINGTON, DC 20549

                                   SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                 (Amendment)  (1)

                        Creative Technologies Corp.
____________________________________________________________
                      (Name of issuer)
                        COMMON STOCK
____________________________________________________________
               (Title of class of securities)
                         225290-40-2
____________________________________________________________
                       (CUSIP number)
          David Selengut, c/o Singer, Zamansky LLP.
    40 Exchange Place, New York, NY 10005 (212) 809-8550
____________________________________________________________

 (Name, address and telephone number of person authorized to receive notices and communications)
                      September 9, 1996
____________________________________________________________

   (Date of event which requires filing of this statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) (4), check the following box .
     Check the following box if a fee is being paid with the statement X. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note. Six copies of this statement, including all exhibits, should be file wih the Commission. See Rule 13d-1 (a) for oter parties to whom copies are to be sent.
                     (Page 1 of 4 Pages)
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filled" for the purpose of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 2225290-40-2             13D       Page 2 of 4
Pages
     NAME OF REPORTING PERSONS
    S.S. OR  I.R.S. IDENTIFICATIONS NOS. OF ABOVE PERSONS
     Ace Surgical Supply Co., Inc.
____________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)

(b)
____________________________________________________________
3    SEC USE ONLY
_________________________________________________________
4    SOURCE OF FUNDS*
     PF _______________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED  PURSUANT TO ITEM 2(d) or 2 (e)
______________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     New York
_______________________________________________________
               7    SOLE VOTING POWER
NUMBER OF
SHARES              822,857
___________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY
                        -0
__________________________________________________
EACH           9    SOLE DISPOSITIVE POWER
REPORTING

822,857
__________________________________________________________
PERSON WITH    10   SHARED DISPOSITIVE POWER
                                                          -0
________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                             822,857
__________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN   SHARES*
_______________________________________________________
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24%
___________________________________________________________
14   TYPE OF REPORTING PERSON*

Co __________________________________________________________
*SEE INSTRUCTIONS BEFORE FILLING OUT!

                      Page 3 of 4 pages
ITEM 1.   Security and Issuer

          Creative Technologies Corp.
          170 53rd Street
          Brooklyn, NY 11232

                   Shares of Common Stock
 .
ITEM 2.   Identity and background:

          Reporting Entity

          a.   Ace Surgical Supply Co., Inc.
          b.   170 53rd Street, Brooklyn, NY 11232
          c.   Sale of Surgical and Medical Supplies
          d.   None
          e.   None
          f.   New York
     Name of Executive officers and principal members of Reporting Entity
          a.   David Guttmann, Officer and Principal
Shareholder
          b.   170 53rd Street
          c.   Officer of Issuer
          d.   None
          e.   None
          f.   USA

          a.   Barry Septimus, Officer and Principal
Shareholder
          b.   445 Central Avenue, Cedarhurst, NY 11516
          c.   Investor
          d.   None
          e.   None
          f.   USA

                      Page 4 of 4 Pages
ITEM 3.   Source and Amount of Funds or Other Consideration
          Personal funds conversion of debt in Issuer to Convertible Preferred Stock

ITEM 4.   Purpose of Transaction
          Investment

ITEM 5.   Interest in Securities of Issuer
          Number of Shares - 720 - 1996 "A" Preferred Stock
purchased at $1,000 per            share.  Convertible into
Common Stock at $.875 per share or 822,857 shares of Common
Stock
          Percentage of shares - 24%

          David Guttmann owns an additional 120 1996 - A
preferred stock, 50 1996                preferred stock,
each exercisable to purchase 333 shares of Common Stock and 229,110 shares of Common Stock

          Barry Septimus owns an additional 100 shares of
1996- A preferred stock and his         wife, Bonnie
Septimus, owns 169,711 shares of Common Stock.  Barry
Septimus disclaims beneficial ownership of these shares.

ITEM      6.   Contract, arrangements, Understandings or
Relationships with Respect to

Securities of the Issuer.

None

ITEM 7.   Material to be filled as Exhibits
          None


               SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     November 1, 1996         Ace Surgical Supply Co., Inc.

                          By: David Guttmann_______
                         David Guttmann, Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.